UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Closing of Transaction Agreement with OSN

On April 1, 2024, Anghami Inc. (the “Company” or “Anghami”) closed the previously announced transaction with OSN Streaming Limited (formerly named OrionPlus2) (“OSN”), an affiliate of Panther Media Group Limited, which operated the digital streaming service known as “OSN+” through another of its subsidiaries, Gulf DTH FZ-LLC (“Gulf”), pursuant to that certain Transaction Agreement, dated as of November 21, 2023, by and between Anghami and OSN (the “Transaction Agreement”).

At the closing of the transaction, the Company acquired from Gulf the contracts that are related to the OSN+ platform (“OSN+ Contracts”) and entered into other agreements relating to the transfer and combination of the OSN+ platform with the business of the Company. The OSN+ Contracts consist of contracts with technology and telecommunication companies, subscribers and various other commercial contracts. Upon the closing of the Transaction, the Company also acquired the subscriber relationships and revenues associated with all such OSN+ Contracts in effect as of the closing date.

In accordance with the terms of the Transaction Agreement, at the closing, OSN subscribed for 36,985,507 ordinary shares, par value $0.0001 per share of the Company (“Ordinary Shares”), in a private placement, for a total consideration comprised of: (a) a cash payment of $38,000,000; and (b) the value attributable to: (i) the OSN+ Contracts; and (ii) the intellectual property rights associated with the “OSN+” brand that were assigned by Gulf to Anghami FZ LLC, a subsidiary of the Company. The number of Ordinary Shares subscribed for by OSN represents approximately 55.45% of the Company’s outstanding Ordinary Shares as of the closing date.

Furthermore, pursuant to the Transaction Agreement, the Company issued 13,426,246 warrants to OSN, for a total consideration amount of $1,025,765. Each warrant entitles the holder thereto (the “Holder”) to purchase one Ordinary Share for $11.50 per share (the “OSN Warrants”) on substantially similar terms to the Company’s outstanding public warrants.

The foregoing summary of the terms of the OSN Warrants does not purport to be a complete description of the terms and conditions of the OSN Warrants and is subject to, and qualified in its entirety by reference to, the full text of the Warrant attached as Exhibits 99.2, which is incorporated herein by reference.

Registration Rights Agreement

Simultaneously at the Closing, the Company and OSN entered into a registration rights agreement (the “Registration Rights Agreement”) and various commercial agreements to facilitate the operation of the combined business moving forward.

The Registration Rights Agreement provides for, among other things, customary demand and piggyback registration rights, preemptive rights relating to the issuance of new securities by the Company, information and other rights. In addition, the Registration Rights Agreement contains certain post-closing governance requirements for the Company including that the board of directors of the Company will be composed of seven directors immediately following the closing of the Transaction. Under the Registration Rights Agreement, OSN has the right to appoint four of the directors (which include the Chairman of the Company), two of the directors will be appointed by Anghami and one of the directors will be selected by mutual agreement of the parties following the filing of the Form 20-F for the fiscal year 2023.

The foregoing summary of the Registration Rights Agreement does not purport to be a complete description of the terms and conditions of the Registration Rights Agreement and is subject to, and qualified in its entirety by reference to, the full text of the form of the Registration Rights Agreement attached as Exhibit 99.3 which is incorporated herein by reference.

Changes in Officers and Board of Directors

Pursuant to the terms of the Transaction Agreement, Fawad Tariq Khan, Abhayanand Singh, Jana Yamani, and Walid Hanna resigned from the board of directors of the Company as of the effective time of the transaction. Pursuant to the terms of the Registration Rights Agreement, Meshal Ali was appointed as a Class II director, Michael Johnson was appointed as a Class I director, Joseph El Kawkabani was appointed as a Class I director, and Sheikha Adana Naser Sabah Al Sabah was appointed as a Class II director and the Chair of the board of directors. The continuing directors are Kaswara Saria Alkhatib who serves as a Class II director, but plans to resign following the filing of the Form 20-F for the fiscal year 2023; Elias Habib who serves as a Class III director and Edgard Maroun who serves as a Class III director.

In addition, in connection with the closing of the transaction, Elias Habib was appointed Chief Executive Officer and Laura Herbin was appointed Chief Financial Officer.

EXHIBIT INDEX

Exhibit	Description
99.1	Transaction Agreement, dated November 21, 2023, by and between Anghami Inc. and OrionPlus2 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 24, 2023).
99.2	Warrant, dated April 1, 2024, by and between Anghami Inc. and OSN Streaming Limited.
99.3	Registration Rights Agreement, dated April 1, 2024, by and between OSN Streaming Limited and Anghami Inc.
99.4	Press Release, dated April 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 3, 2024	ANGHAMI INC.

	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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